Exhibit 2.2

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 14th day of December, 2018, by and among Healthy U Wholesale, Inc., a Florida corporation (“Buyer”), and Tyler J. Sokoloff and Samuel H. Kikla (each a “Seller” and collectively, the “Sellers”), both individual residents of the State of Florida and the sole members of The Vitamin Store, LLC, a Florida limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the meaning given such terms in Annex I attached hereto.

BACKGROUND:

A. The Company owns and operates an online retailer, at www.thevitaminstore.com, that sells vitamins and organic nutritional supplements, herbs and extracts, seeds and oils, and related products to improve health and aging wellness (collectively, the “Store”).

B. Tyler J. Sokoloff owns fifty-one percent (51%), and Samuel H. Kikla owns forty-nine percent (49%), of the membership interest in the Company (collectively, the “Purchased Interest”) and will derive substantial benefit from the transaction described in this Agreement.

C. The Buyer wishes to purchase from the Sellers, and the Sellers wish to sell to the Buyer, the Purchased Interest, upon and subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1

PURCHASE AND SALE OF PURCHASED INTEREST

1.1 Purchase and Sale. On the terms and subject to the conditions contained in this Agreement, on the Closing Date, the Buyer shall purchase from the Sellers, and the Sellers shall sell, convey, assign, transfer and deliver to the Buyer, free and clear of all Liens and other restrictions whatsoever, all of the Sellers’ rights, title and interest in and to the Purchased Interest.

Section 1.1 Closing Date. Consummation of the sale provided for herein (the “Closing”) shall take place on the second business day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article 6 (other than conditions with respect to actions the parties will take at Closing) or such other date as the parties may mutually determine (the “Closing Date”). The Closing shall be held at the offices of Buyer’s counsel in Miami, Florida or at such other location to be determined by the parties. At the Closing, each Seller shall convey the Purchased Interest to Buyer by appropriate instruments of transfer and Buyer shall pay the consideration provided in Sections 1.3 and 1.4.

The Closing shall be deemed effective as of the Inventory Time (as defined below) on the Closing Date.

Section 1.2 Purchase Price.

(a) Amount. The aggregate purchase price (the “Purchase Price”) to be paid to Sellers for the Purchased Assets shall be an amount equal to (i) $894,449, plus (ii) the purchase price for the Inventory determined as provided in Section 1.3(b) below, and such Purchase Price shall be delivered to Tyler J. Sokoloff (the “Seller Representative”). Samuel H. Kikla hereby appoints Tyler J. Sokoloff as his Seller Representative to receive the Purchase Price, pay any indebtedness or accounts payable of the Company as of the Closing Date, and disburse the remaining Purchase Price in the sole discretion of the Seller Representative.

(b) Determination of Inventory Purchase Price. Buyer and Sellers shall engage a third-party inventory service firm (the “Inventory Team”). The cost of such Inventory Team shall be paid half by Buyer and half by Sellers. The Inventory Team shall determine the purchase price for the Inventory as follows:

(i) Inventory Team. The Inventory Team shall conduct a physical inventory for the Store on the day immediately prior to the Closing Date, commencing at 8:00 p.m., local time at the Store, or at such other time as the parties hereto shall mutually agree (the “Inventory Time”). The purchase price for the Inventory will be calculated as of the Inventory Time. The Store will be closed for business beginning at the Inventory Time and during the time that the inventory is taken.

(ii) Inventory. The Inventory Team shall agree to and record the quantity of all saleable goods in inventory for sale at the Store as of the time of the count. Sellers and Buyer shall have the right to have their respective representatives observe the taking of the inventory provided that such observation rights do not delay the taking of inventory. The purchase price of the Inventory shall be equal to Sellers’ cost for such Inventory as of the Inventory Time, and shall be further discounted to the extent the Inventory Team determines that such Inventory is damaged, spoiled or otherwise non-saleable.

Section 1.3 Payment of Purchase Price. At Closing, the Buyer shall pay the Purchase Price as follows:

(a) an aggregate cash payment to the Seller Representative in the amount of $894,449 less $100,000 (the “Held Back Amount”), to be disbursed by Seller Representative in his sole discretion; and

(b) an aggregate cash payment to Sellers equal to $32,873 or such lesser or greater amount of Inventory value determined pursuant to Section 1.3(b), to the Seller Representative to be disbursed by Seller Representative in his sole discretion.

Section 1.4 Withholding Tax. Buyer shall be entitled to deduct and withhold from the Purchase Price all taxes that Buyer may be required to deduct and withhold under any provision of tax law as listed on Schedule 1.5 hereof. All such withheld amounts shall be treated as delivered to Sellers hereunder.

Section 1.5 Section 338(h)(10) Election.

(a) The Sellers shall join with the Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding or similar elections under state, local or foreign Law, with respect to the Company) (each, a “Section 338(h)(10) Election”).

(b) At the Closing, the Sellers shall deliver to the Buyer a fully executed IRS Form 8023 reflecting the Section 338(h)(10) Election, and any similar elections provided for under state, local or foreign Law. The Parties shall provide the necessary information reasonably requested by the other Party in connection with the preparation of any form or document required to effect a valid and timely Section 338(h)(10) Election, any similar form under state, local or foreign Law and any schedules or attachments thereto.

(c) The Buyer and the Sellers agree that the IRS Form 8883 shall be prepared based on the Allocation Schedule described in Section 1.5(d) and shall allocate the aggregate deemed sales price (within the meaning of Treasury Regulations Section 1.338-4) of the assets deemed sold, and the adjusted grossed-up basis (within the meaning of Treasury Regulations Section 1.338-5) of the assets deemed purchased, in accordance with Treasury Regulations Section 1.338-6 and the other requirements of the Code, including any adjustments thereto required under Treasury Regulations Section 1.338-7, based in each case upon the Allocation Schedule. The Buyer shall cause the Company and each of its Affiliates to file, and the Sellers shall file, all Tax Returns and information reports and returns (including IRS Form 8883) in a manner consistent with the Allocation Schedule and shall not voluntarily take or permit to be taken any position inconsistent with the Allocation Schedule in any Tax Return, inquiry, assessment, Tax proceeding or similar event relating to Taxes.

(d) The Buyer and the Sellers agree that for purposes of reporting the effects of the Section 338(h)(10) Elections, the value of the assets deemed sold by “Old T” and deemed purchased by “New T” under (and as defined in) applicable Treasury Regulations under Section 338 of the Code (including the actual or deemed Liabilities of the Company and other relevant items) shall be in accordance with the methodology set forth in an allocation schedule attached hereto as Schedule 1.5(d), as adjusted to give effect to the adjustments to the Purchase Price pursuant to this Agreement (the “Allocation Schedule”). Any subsequent adjustments to the Purchase Price shall be made in accordance with the principles set forth in the Treasury Regulations under Section 338 of the Code and the Allocation Schedule.

Article 2

REPRESENTATIONS AND WARRANTIES OF SELLERS

To induce Buyer to enter into this Agreement and to purchase the Purchased Interest, each Seller, on a joint and several basis, represents and warrants to, and covenants and agrees with, Buyer, as of the date hereof and as of the Closing, that:

Section 2.1 Organization and Qualification of the Company. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Florida and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the business as currently conducted. The Company does not operate in any jurisdiction other than the State of Florida which requires it to be licensed or qualified to do business in such other jurisdiction.

Section 2.2 Authority of the Sellers. Each Seller is duly authorized to conduct business and has all requisite capacity, power and full legal right to enter into this Agreement and the other agreements executed by the parties at the Closing (collectively, the “Transaction Documents”) to which such Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms. When each other Transaction Document to which each Seller is or will be a party has been duly executed and delivered by such Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of such Seller enforceable against it in accordance with its terms.

Section 2.3 Capitalization. The Purchased Interest is validly issued and outstanding and fully paid and non-assessable, and no other equity interests or securities of the Company are issued and outstanding; the Company has no outstanding or authorized options, warrants, derivatives, convertible securities, conversion rights, exchange rights or other rights to subscribe for or purchase any securities of the Company; there are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company; there are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the equity securities of the Company (including Contracts relating to preemptive rights, rights of first refusal, co-sale rights or “drag-along” rights). Tyler J. Sokoloff owns fifty-one percent (51%), and Samuel H. Kikla owns forty-nine percent (49%), of the membership interest in the Company. Upon execution and delivery of this Agreement and the other Transaction Documents to which such Seller is a party, good and marketable title to the Purchased Interest will be sold, assigned, conveyed, transferred, and delivered to the Buyer, free and clear of any and all taxes or Liens.

Section 2.4 Absence of Conflicts and Consent Requirements. Each Seller’s execution and delivery of this Agreement and performance of his obligations hereunder will not conflict with, violate or result in any default under the Company’s articles of organization or operating agreement, or under any mortgage, indenture, agreement, instrument or other contract to which the Company or such Seller is a party or by which the Company or such Seller or its respective property is bound, nor will they violate any judgment, order, decree, law, statute, regulation or other judicial or governmental restriction to which the Company or such Seller is subject. Except as set forth in Schedule 2.4 hereto, each Seller’s execution and delivery of this Agreement and performance of its obligations hereunder will not require the consent of, or any prior filing with or notice to, any governmental authority or other third party.

Section 2.5 Financial Statements. Attached hereto as Schedule 2.5 are financial statements for the Company for the (i) calendar year ending December 31, 2017 and (ii) the 10 month period ending October 31, 2018 (the “Financial Statements”), consisting of the Company’s balance sheet and related statements of income and retained earnings. The Financial Statements are based on the books and records of the Company, have been prepared in accordance with a modified accrual accounting method, for which the material deviations from GAAP are set forth on Schedule 2.5, and present fairly the results of the operations of the Company. The balance sheet of the Seller as of October 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date. The Company does not have any indebtedness outstanding.

Section 2.6 Absence of Certain Changes. Since the Balance Sheet Date, except as set forth or referred to in Schedule 2.6 hereto, with respect to the Company, there has not been:

(i) any material adverse change in the financial position of the Company or in the results of its operations (e.g., any such change resulting in a diminution in value of the Company by 5% or more);

(ii) [intentionally omitted];

(iii) any damage, destruction or loss (whether or not covered by insurance) adversely affecting the Company’s assets;

(iv) any sale, lease, abandonment or other disposition by the Company of any interest in any third party leases, or in any equipment, other than disposition of such equipment which was no longer usable in the Company’s business or which was replaced by equipment of equal or greater value;

(v) any change in the accounting methods or practices followed by the Company or in depreciation, amortization or inventory valuation policies theretofore used or adopted;

(vi) any increase in the compensation paid to management-level employees of the Company other than customary increases in the ordinary course of business; or

(vii) any other material adverse change in the business or, to the best knowledge of the Company, prospects of the Company, other than economic or regulatory changes generally known through the grocery/specialty food store industry as a whole and not unique to the business of the Company (e.g., any such change resulting in a diminution in value of the Company by 5% or more).

Section 2.7 Contracts. Schedule 2.7 sets forth a list of all Contracts to which the Company is a party or by which it is bound or to which the Company is subject (the “Company Contracts”), except purchase orders and sales orders entered into by the Company in the ordinary course of business. The Company has delivered or made available to the Buyer true, correct and complete copies of all Company Contracts, together with all modifications, amendments and supplements thereto; each of the Company Contracts is in full force and effect, the Company is not in default or breach of any of the provisions of any Company Contract in any material respect, nor, to the Company’s Knowledge, is any other party to any Company Contract in default or breach thereunder in any material respect, nor does any event or condition exist which with notice or the passage of time or both would constitute a default or breach under any Company Contract by the Company or any third party in any material respect.

Section 2.8 Title to and Condition of Tangible Property.

(a) The Company has valid title to or valid leasehold interests in all of its assets and properties, including, without limitation, all such personal property reflected in the Balance Sheet (except for personal property sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date), free and clear of all Liens; and in all material respects, the rights, assets and property of the Company is sufficient for the continued conduct of the business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business as currently conducted.

(b) Equipment. To the best of the Company’s knowledge, all of the Company’s equipment is in good condition and repair, ordinary wear and tear excepted. Prior to Closing, the Company shall maintain its equipment in accordance with all applicable laws and regulations and the Company’s existing repair and maintenance policies.

(c) Inventory. The type, quantity and quality of Inventory at Closing will be consistent with normal inventory levels historically necessary to conduct the Company’s business in the ordinary course.

Section 2.9 Real Property. The Company does not own, lease or sublease, and has never owned, leased or subleased, any real property or any options to purchase any real property.

Section 2.10 Loss Contingencies. Except as described in Schedule 2.10, there are no claims, actions, suits or other proceedings pending, or to the knowledge of the Company threatened, against the Company before any court, agency or other judicial, administrative or other governmental body or arbitrator. The Company has not violated or infringed upon or otherwise come into conflict with any intellectual property of third parties, and Seller has not received any notice alleging any such violation, infringement or other conflict. To the knowledge of the Company, no third party has infringed upon or otherwise come into conflict with any of the Company’s trademarks or tradenames. The Company does not participate in any proprietary gift card or similar customer pre-payment program (“Gift Card Program”).

Section 2.11 Compliance with Law; Permits.

(a) The Company has complied, and is now complying, with all Laws applicable to the conduct of the business as currently conducted. “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any governmental authority.

(b) All permits and/or licenses required for the Company to conduct the business as currently conducted have been obtained by the Company and are valid and in full force and effect, and all permits or licenses of the Company related to the conduct of the business as currently conducted are listed on Schedule 2.11(b). All fees and charges with respect to such permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 2.11(b).

Section 2.12 Taxes.

(a) Returns and Payment of Taxes. All tax returns required to be filed on or prior to the Closing Date by the Company with all taxing authorities have been or prior to the Closing Date will have been filed or valid extensions obtained; and all taxes shown to be due and payable on such returns, all other taxes, duties and other governmental charges payable by the Company and for the payment of which there may arise any lien upon the Company’s assets sold hereunder subsequent to such sale, and all deficiencies, assessments, penalties and interest with respect thereto notice of which has been received by Seller, in each case due and payable on or before the Closing Date, have been or prior to the Closing Date will have been paid. Schedule 2.12(a) lists all of the states and localities with respect to which the Company is required to file any income, sales, business or franchise tax returns with respect to its business

(b) Withholding of Taxes. There has been withheld or collected from each payment made to each employee of the Company the amount of all taxes (including without limitation federal income taxes, Federal Insurance Contributions Act taxes, and state and local income, payroll and wage taxes) required to be withheld or collected therefrom and the same have been paid to the proper tax depositories or collecting authorities.

(c) Ad Valorem Taxes. All ad valorem property taxes for years prior to the calendar year in which the Closing Date occurs imposed on the Company, with respect to, or which may become a lien on, the Company’s assets have been paid in full. The pro rata part of 2018 ad valorem property taxes with respect to the Company’s assets for the period from January 1, 2018 through the Closing Date will be treated as an Excluded Obligation and Liability.

(d) Since March 4, 2014, the Company has been a validly electing and properly qualified S corporation within the meaning of Sections 1361 and 1362 of the Code and validly electing subchapter S corporation for applicable state income Tax purposes.

Section 2.13 Employee Benefit Plans. Schedule 2.13 contains a true, complete and correct list of any of the following which relate to or cover the employees of the Company: (i) “employee pension benefit plans” and “employment benefit plans” as defined respectively in Section 3(2) and 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans as defined in Section 3(37) of ERISA and (ii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, holiday, tuition, vacation, severance, disability, hospitalization, medical insurance or other employee benefit plan or program which Seller or any subsidiary or any other entity which constitutes a controlled group (within the meaning of Section 4001(b) of ERISA and/or Sections 414(b)-(n) of the Internal Revenue Code of 1986, as amended (the “Code”)) maintains or to which Seller or any such other entity has any present or future obligation to contribute (the “Benefit Plans”).

Section 2.14 Working Capital. The Company’s working capital (current assets minus current liabilities) at Closing is greater than zero.

(a) List of Employees. Schedule 2.14(a) contains a list of all employees of the Company along with their original hire date, home address, FLSA status and compensation.

(b) Employment Agreements. No employee of the Company is employed under an employment agreement.

(c) Labor Organizations. The Company is not a party to, and there does not otherwise exist, any union, collective bargaining or similar agreement with respect to employees of the Company. To the knowledge of the Company, there is no threatened strike, work stoppage or work slowdown, relating to the Company or its assets or operations.

(d) Restrictions on Employees. To the best knowledge of the Company, no employee of the Company is subject to any agreement with any other person or entity which requires such employee to assign any interest in inventions or other intellectual property or keep confidential any trade secrets, proprietary data, customer lists or other business information or which restricts such officer or employee from engaging in competitive activities or solicitation of customers.

(e) EEOC, Employee Claims. There are no employee claims for employment discrimination or otherwise against the Company or any of its agents or employees that are currently pending, or, to the knowledge of the Company, threatened.

Section 2.15 Insurance. Schedule 2.15 contains a list of all policies of insurance owned by the Company and now in effect insuring its assets and personnel, and sets forth for such policy the name of the insurer, the type of coverage, the amount of coverage, the term thereof and the annual premium. There are no claims related to the Company’s business pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies. Such insurance policies are sufficient for compliance with all applicable laws and contracts to which the Company is a party or by which it is bound.

Section 2.16 Books and Records. Seller has made available and shall continue to make available to Buyer all books and records and other information in Seller’s control or possession or reasonably available to Seller relating to the Company. All such books, records and information are true, correct and complete.

Section 2.17 Environmental. The operations of the Company with respect to its business are currently and have been in compliance with all Environmental Laws. The Company has not received from any Person, with respect to the business or the Purchased Assets, any: (i) environmental notice or environmental claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date. “Environmental Law” means any applicable law, and any governmental order or binding agreement with any governmental authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

Section 2.18 Conduct Prior to Closing.

(a) Ordinary Course of Business. From the date hereof through the Closing Date (the “Interim Period”), the Company has and will conduct its business only in the ordinary course. Without limiting the generality of the foregoing, the Company has not or will not:

(i) Cancel any debts or claims in excess of $5,000, or waive any rights having a value of more than $5,000, or sell or otherwise dispose of or transfer any of the Company’s assets, other than by transactions and actions in the ordinary course of business;

(ii) Permit or allow any of the Company’s assets to be mortgaged, pledged, subjected to security interests or otherwise encumbered;

(iii) Make or incur any account payable other than in the ordinary course of business or incur any unusual or long-term commitment or other obligation in excess of $5,000 (whether absolute, accrued, contingent or other and whether due or to become due) or otherwise adversely affecting the Company’s assets;

(iv) Permit or allow any default to occur under any funded indebtedness of the Company or under any contract or agreement of the Company, which could have a material adverse effect on the Company (e.g., resulting in a diminution in value of the Company by 5% or more);

(v) Grant or pay any increase in salary or other type of bonus or compensation pursuant to any bonus, pension, profit-sharing or other plan or commitment, or otherwise, to any employee, other than customary increases in the ordinary course of business;

(vi) Pay, loan, or advance any amount to or in respect of, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to or enter into any agreement, arrangement or transaction with any shareholders of the Company, any of its officers or directors, or any affiliate or associate (as the term “associate” is presently defined by the Rules and Regulations promulgated under the Securities Act of 1933, as amended) of any shareholder, or any of their officers or directors, or any business or entity in which any shareholder, any officer or director of the Company, or any affiliate or associate of any such persons has any direct or indirect interest, except for usual salary and expenses provided in the ordinary course of business;

(vii) Reveal to any third person, any customer lists or other confidential or proprietary information (except if such person is a party to a non-disclosure agreement and has a need to know of such information for legitimate business reasons not adverse to the Company), or act otherwise in any manner which may adversely affect the Company or the consideration to be paid by Buyer under this Agreement;

(viii) Make any capital expenditures or commitments in excess of $10,000 in the aggregate for additions to property, plant or equipment; or

(ix) Make any change in any method of accounting or accounting practice.

(b) Preservation of Business. During the Interim Period, the Company has and will use its commercially reasonable efforts to (i) preserve its present business organization intact, (ii) retain the services of its present employees, (iii) preserve the present relationships of the Company with its customers, suppliers and other persons with whom they have business dealings, (iv) preserve the good will of the Company’s business, and (v) keep Buyer informed of any change in facts or circumstances that would affect Seller’s representations, warranties or covenants in this Agreement.

Section 2.19 Suppliers. Schedule 2.19 sets forth (a) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $25,000 in the aggregate during either the twelve months prior to the Closing Date (collectively, the “Material Suppliers”); and (b) the amount of purchases from each Material Supplier during such periods. The Company has not received any notice, nor does the Company reasonably expect, that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Store or to otherwise terminate or materially reduce its relationship with the Company. There are no outstanding disputes with any Material supplier, and there have been no such disputes in the 12 months preceding the date of this Agreement. Neither the Company nor either Seller has any actual knowledge that any such supplier will materially change its relationship with the Company, or the terms thereof, as a result of the transactions contemplated by this Agreement.

Section 2.20 Intellectual Property. The Company owns, free and clear from all Encumbrances, or otherwise possess legally enforceable rights to use all of the Intellectual Property necessary to the conduct of the business as it is currently conducted by the Company (the “Company IP”). Schedule 2.20 sets forth a true, correct, and complete list of all Company IP for which a registration or application for patent, trademark, service mark or copyright has been filed with or issued by any governmental authority. With respect to such registered Company IP, (i) all such Company IP is valid, subsisting and in full force and effect and (ii) the Company has paid all maintenance fees and made all filings required to maintain the Company’s ownership thereof. For all such registered Company IP, Schedule 2.20 lists (A) the jurisdiction where the application or registration is located, (B) the application or registration number, and (C) the application or registration date. The Company’s prior and current use of the Company IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any person or entity and there are no claims pending or threatened by any person or entity with respect to the ownership, validity, enforceability, effectiveness or use of the Company IP. Schedule 2.20 contains true, correct and complete lists of the domain names used for any of the websites (showing in each case the registered or other owner, expiration date and number, if any). Except as otherwise disclosed on Schedule 2.20, the Company has the exclusive right to use each such domain name within the scope, and in the geographic area, of its present use. Schedule 2.20 contains a true, correct and complete list of all of the Company’s Software (showing in each case any owner, licensor or licensee), other than off-the-shelf, commercially-available Software (the “Company Software”). Except as set forth in Schedule 2.20, the Company Software constitutes all of the Software necessary for the conduct of the business of the Company as currently conducted. Each person who has participated in the development of the Company Software is a party to a Contract pursuant to which such person has assigned the proprietary rights in such Software (including the related documentation) to the Company. Schedule 2.20 also contains a true, correct and complete list of each Company Contract in which the Company has licensed any of the Company Software from any other person, other than off-the-shelf, commercially-available Software. The Company has used and is currently using the Company Software within the scope of any license for the Company Software to which the Company is a party. In connection with the business of the Company, (x) the Company does not sell, license or market Software, and (y) the Company has not entered into any Contract that grants any other person a license or sublicense in any of the Company Software. “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks, service marks, logos, and trade dress, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) internet domain name registrations, Software, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; and (vi) other intellectual property and related proprietary rights, interests and protections (including all rights to sue and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing). “Software” means, with respect to a Person, all types of computer software programs owned or used by such Person, including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code versions thereof. The term “Software” also includes all documentation and written or electronic materials that explain the structure or use of the Software or that were used in the development of the Software, including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials.

Section 2.21 No Undisclosed Liabilities. The Company has no liability or claim of a type normally accrued or reserved for on a balance sheet, except for liabilities (a) accrued or reserved for on the Balance Sheet or (b) that have arisen since the Balance Sheet Date in the ordinary course of the operation of business of the Company, none of which results from, arises out of, or relates to any tort or breach or violation of, or default under, any Company Contract or Law.

Section 2.22 No Material Misstatements or Omissions. The representations and warranties of Sellers in this Article do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading as to any material fact.

Article 3

REPRESENTATIONS AND WARRANTIES OF BUYER

To induce Sellers to enter into this Agreement and to sell the Purchased Interest, Buyer hereby represents and warrants to Sellers, as of the date hereof and as of the Closing, that:

Section 3.1 Corporate Organization and Authority. Buyer is a corporation validly existing under the laws of the State of Florida, with full power and authority to conduct its business as now conducted and to enter into and perform its obligations under this Agreement. Buyer’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party, and its acquisition of and payment for the Purchased Interest have been duly authorized by all requisite corporate action on the part of Buyer, and this Agreement and the other Transaction Documents to which it is a party constitute Buyer’s legal, valid and binding obligations, enforceable against Buyer in accordance with its terms.

Section 3.2 Absence of Conflicts and Consent Requirements. Buyer’s execution and delivery of this Agreement and the other Transaction Documents to which it is a party, and performance of its obligations hereunder and thereunder, including the purchase of and payment for the Purchased Assets hereunder, do not and will not conflict with, violate or result in any default under Buyer’s Articles of Incorporation or bylaws, or with any mortgage, indenture, agreement, instrument or other contract to which Buyer is a party or by any judgment, order, decree, law, statute, regulation or other judicial or governmental restriction to which Buyer is subject. Buyer’s execution and delivery of this Agreement and the other Transaction Documents to which it is a party, and the performance of its obligations hereunder and thereunder, including the purchase of and payment for the Purchased Interest, do not and will not require the consent of, or any prior filing with or notice to, any governmental authority or other third party.

Section 3.3 No Material Misstatements or Omissions. The representations and warranties of Buyer in this Article do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein not misleading as to any material fact.

Article 4

[INTENTIONALLY OMITTED]

Article 5

OTHER COVENANTS AND AGREEMENTS

Section 5.1 Press Releases and Announcements. Neither Buyer nor Sellers nor the Company will prepare or disseminate any press releases, announcements or other disclosures relating to the transactions contemplated hereby without the written consent of the other party, not to be unreasonably withheld or delayed; provided, that this subsection shall not preclude any party from making any disclosure as to the transactions contemplated hereby which the disclosing party reasonably believes is required by applicable law. Each party shall provide the other with the reasonable opportunity to review any such press releases, announcements or other disclosures prior to dissemination. Notwithstanding the foregoing, Buyer is expressly permitted, from and after the date of this Agreement, to make disclosures of the transactions contemplated hereby in connection with Buyer’s applying for and obtaining the permits, certificates, licenses and approvals necessary for Buyer to carry on the business as now conducted by the Company, including without limitation the permits, certificates, licenses and approvals needed for liquor, wine and beer sales.

Section 5.2 Tax Matters.

(a) For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Company that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the portion of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 5.2(a). The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than property Taxes, sales or use Taxes, value added Taxes, or similar ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any property taxes, sales or use Taxes, value added Taxes or similar ad valorem Taxes, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. The portion of Tax attributable to a Post-Closing Straddle Period will be calculated in a corresponding manner.

(b) The Sellers shall prepare, or cause to be prepared, at Seller’s expense, all Income Tax Returns of the Company for all taxable periods that end on or before the Closing Date that are first due after the Closing Date. Any such Income Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law). The Sellers shall provide any such Income Tax Return that the Sellers prepare or cause to be prepared to the Buyer at least forty-five (45) days prior to the due date (including extensions) of such Income Tax Return. If the Buyer objects to any item on any such Income Tax Return, the Buyer shall, within ten days after delivery of such Income Tax Return, notify the Sellers in writing that the Buyer so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Buyer and the Sellers shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Buyer and the Sellers are unable to reach such agreement within ten days after receipt by the Sellers of such notice, the disputed items shall be resolved by the Accounting Arbitrator and any determination by the Accounting Arbitrator shall be final. The Accounting Arbitrator shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Arbitrator is unable to resolve any disputed items before the due date for such Income Tax Return, the Income Tax Return shall be filed as prepared by the Buyer, and then amended to reflect the Accounting Arbitrator’s resolution. The costs, fees and expenses of the Accounting Arbitrator shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Sellers. The Sellers shall be responsible to pay all Taxes owed with respect to such Income Tax Returns. The Sellers shall pay such Taxes to the Buyer no later than ten (10) days before the date on which the Buyer or the Company are required to pay such Taxes.

(c) Except with respect to the Income Tax Returns prepared in accordance with Section 5.2(b), the Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Company after the Closing Date that are due with respect to any Tax period ending on or before the Closing Date or any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law). The Buyer shall provide any such Tax Return with respect to an Income Tax Return that it prepares or causes to be prepared to the Sellers at least forty-five (45) days prior to the due date (including extensions) of such Income Tax Return. If the Sellers object to any item on any such Income Tax Return, the Sellers shall, within ten days after delivery of such Income Tax Return, notify the Buyer in writing that the Sellers so object, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Buyer and the Sellers shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Buyer and the Sellers are unable to reach such agreement within ten days after receipt by the Buyer of such notice, the disputed items shall be resolved by the Accounting Arbitrator and any determination by the Accounting Arbitrator shall be final. The Accounting Arbitrator shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Arbitrator is unable to resolve any disputed items before the due date for such Income Tax Return, the Income Tax Return shall be filed as prepared by the Buyer and then amended to reflect the Accounting Arbitrator’s resolution. The costs, fees and expenses of the Accounting Arbitrator shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Sellers. The Sellers shall be responsible to pay all Taxes on such Tax Returns attributable to any Tax period ending on or before the Closing Date and the Pre-Closing Straddle Period. The Sellers shall pay such Taxes to the Buyer no later than ten (10) days before the date on which the Buyer or the Company are required to pay such Taxes.

(d) The Sellers shall pay all transfer, documentary, sales, use, stamp, registration and other similar transfer Taxes incurred as a result of the transactions set forth in this Agreement (“Transfer Taxes”). The Party required by applicable Law shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. The Party required to file such Tax Returns shall make such Tax Returns available for review of the other Party sufficiently in advance of the due date for the filing of such Tax Returns to provide such other Party with a meaningful opportunity to analyze and comment on such Tax Returns before filing. The Party filing such Tax Returns shall make such changes and revisions to the Tax Returns as are reasonably requested by the other Party, subject to the consent of the Party filing the returns, which consent shall not be unreasonably withheld or delayed. The Buyer and the Sellers shall cooperate in executing any appropriate resale or other tax exemption certificates in connection with this Agreement and the transactions contemplated hereby to reduce or eliminate any such Transfer Taxes.

(e) In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax Liabilities imposed on the Company, the Buyer, on the one hand, and the Sellers, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Governmental Entities as to the imposition of Taxes. The Sellers shall, within ten (10) days of the Buyer’s request therefor, deliver any information required to be reported by the Buyer or the Company pursuant to Section 6043 of the Code.

(f) The Buyer shall have the right to represent the interests of the Company before the relevant Governmental Entity with respect to any inquiry, assessment, action, audit or other similar event relating to any Tax for any Pre-Closing Tax Period or Straddle Period (a “Tax Matter”) and has the right to control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter. If the Sellers would be required to indemnify a Buyer Indemnified Party pursuant to this Agreement with respect to such Tax Matter, then: (i) the Sellers shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at the Sellers’ own expense, separate from counsel employed by the Buyer, and (ii) the Buyer shall not enter into any settlement of or otherwise compromise any such Tax Matter to the extent that it adversely affects the Tax Liability of the Sellers without the prior written consent of the Sellers, which consent will not be unreasonably conditioned, withheld or delayed.

Section 5.3 Further Assurances. Each Seller and Buyer each hereby covenants and agrees with the other that at any time and from time to time they will promptly execute and deliver to the other such further assurances, instruments and documents and take such further action as the other may reasonably request in order to carry out the full intent and purpose of this Agreement.

Section 5.4 Fees and Expenses; Prorations. Sellers and the Company on the one hand, and Buyer, on the other hand, shall each bear their own expenses in connection with the negotiation and preparation of this Agreement and the other Transaction Documents, and their consummation of the transactions contemplated hereby and thereby, including without limitation the fees and expenses of their respective counsel, accountants and consultants.

All prorations and adjustments to be made as of the Closing Date and all determinations of what assets are to be transferred or excluded (other than the Inventory balances) shall be determined as of 12:01 a.m. on the Closing Date.

Section 5.5 Trade Secrets; Confidential Information.

(a) General. Each party hereto recognizes and acknowledges that they have had access to certain highly sensitive, special, unique information relating to the operations of the other party hereto that is confidential or proprietary. Each party hereto hereby covenants and agrees that they will not use or disclose of any Confidential Information (hereinafter defined) or trade secrets except to their authorized representatives or except as required by law, regulation or any governmental or judicial authority; provided, however, that the foregoing restrictions shall not apply to items that, through no fault of such party hereto, have entered the public domain.

(b) Confidential Information. For purposes of this Agreement, “Confidential Information” means: (i) any data or information with respect to the business conducted or services provided by the Company at the Store on the Closing Date that is not generally known by the public and (ii) the existence of the terms of this Agreement. To the extent consistent with the foregoing definition, Confidential Information includes without limitation: (x) reports, training manuals, collection procedures, and financing methods of the Company, (y) customer lists, and (z) the business plans and financial statements, reports and projections of the businesses conducted by the Company at the Store.

Section 5.6 No Brokers. Except for amounts payable by Sellers to Washington Partners, Buyer and Seller hereby represent and warrant to each other that it (and with respect to Seller, the Company) has not engaged or involved any broker or finder in connection with the transactions contemplated hereby. Each party shall indemnify, defend and hold harmless the other parties from and against any and all broker’s or finder’s fees, commissions or similar charges incurred or alleged to have been incurred by the indemnified party or parties in connection with the transactions contemplated hereby arising out of any claim that the indemnifying party incurred any such fees, commissions or charges.

Section 5.7 Distribution of HRT.org Domain and Website. Contemporaneously with the Closing, the Company shall distribute and convey to Samuel H. Kikla or his designee all of the Company’s right, title and interest in and to the domain name www.HRT.org and all content of the website hosted at such domain name other than trademarks, tradenames or similar intellectual property of the Company listed or referenced thereon.

Section 5.8 Exclusivity. From the date hereof through the Closing, or a sooner date if this Agreement is terminated in accordance with this Agreement, each Seller agrees that he/it will not, and will cause Company’s officers, directors, agents or representatives not to, directly or indirectly: (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any person or entity (other than Buyer and its affiliates and representatives) relating to any transaction involving the sale of any equity interest or assets (other than the sale of Inventory in the ordinary course of business) of the Company or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving the Company (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal. If any person or entity makes an Acquisition Proposal, Seller will promptly notify the Buyer of such Acquisition Proposal and all related details.

Section 5.9 [Intentionally Omitted].

Section 5.10 Access. Prior to Closing, the Sellers shall cause the Company to provide Buyer and its representatives with reasonable access to the Company’s assets, books and records, and shall furnish Buyer and its representatives copies of all such books, records, and other documents relating to the Company as Buyer may reasonably request, for purposes of Buyer conducting its due diligence review of the Company, and Sellers shall update such due diligence materials as applicable. From the date of this Agreement through the Closing Date, Sellers shall provide current month-end profit and loss statements for the Store to Buyer promptly within fifteen (15) days following the end of each month.

Section 5.11 Restrictive Covenants.

(a) Each Seller covenants and agrees that for a period of five years following the Closing Date, or the earlier date that Buyer or any successor thereto or assignee thereof ceases operating the business as a going concern (the “Restricted Period”), such Seller shall not, directly or indirectly, act as an employee, agent, partner, equity holder, member, investor, director, consultant or in any other capacity assist other Persons to engage in any Competitive Business within the State of Florida (provided, however, that beneficially owning the stock or options to acquire stock totaling less than 5% of the outstanding shares in a public company shall not be deemed a violation of this Section). “Competitive Business” means the operation of online retail sale of vitamins, health supplements and related products comprise more than fifty percent (50%) of gross sales. Sellers presently engage in the business of producing and distributing health supplements and related products on a wholesale basis in Florida, as IP-6 International, Inc., and intends to continue to engage in such business. For the avoidance of doubt, nothing in this Section 5.11(a) or elsewhere in this Agreement shall prevent or otherwise restrict Seller or any successors and assigns, in any way, from engaging in such business at any time or in any location.

(b) Each Seller covenants and agrees that during the Restricted Period, such Seller shall not, and shall not permit any of his Affiliates to, whether on behalf of any other Person or its own behalf, directly or indirectly: (i) solicit, encourage, cause or attempt to cause a customer or vendor of the Company during the six (6) month period immediately prior to the Closing (each, a “Business Party”) not to do business with or to reduce any part of its business with the Buyer or its Affiliates; (ii) market, sell or provide any Business Party any services or products competitive with, substantially similar to, or that could be used as a replacement for the types of services and products offered by the Company immediately prior to Closing; (iii) solicit, encourage, cause or attempt to cause any Person that supplied goods or services to the Company not to do business with or to reduce any part of its business with the Buyer or its Affiliates; or (iv) inflict harm upon the professional or personal reputation of the Buyer or any of its Affiliates or make any public statement that disparages the Buyer or any of his Affiliates, including any statement that disparages the products, services, finances, financial condition, capabilities or other aspect of the business of such Person.

(c) Each Seller further covenants and agrees that during the Restricted Period, he shall not, and shall not permit any of his Affiliates to, whether on behalf of any other Person or its own behalf, directly or indirectly: (i) hire or engage or attempt to hire or engage for employment or as an independent contractor any Person who during the prior six (6) months was employed or engaged by Buyer (each, a “Restricted Employee”); (ii) solicit or encourage any Restricted Employee to terminate his or her employment or independent contractor relationship with the Buyer or its Affiliates; or (iii) in any way interfere with the Buyer’s and its Affiliates’ business relationships related to its business, including such relationships with its employees, consultants, agents, financing sources or investors.

(d) Each Seller has carefully read and considered the provisions of this Section 5.11 and, having done so, agrees that the restrictions set forth herein are fair and reasonable given the terms and conditions of this Agreement, the nature of the Company’s and its Affiliates’ business, the area in which the Company and its Affiliates market their products and services, and the consideration being provided pursuant to this Agreement. In addition, each Seller specifically agrees that the length, scope and definitions used in the covenant not to compete and other restrictions set forth in this Section 5.11 are fair and reasonable. Each Seller further agrees that the restrictions set forth in this Section 5.11 are reasonably required for the protection of the legitimate business interests of the Buyer and its Affiliates. Furthermore, each Seller acknowledges and agrees that because his abilities and skills are readily useable in a variety of capacities in most geographic areas, the foregoing restrictions do not unreasonably restrict such Seller with respect to seeking employment elsewhere in noncompetitive ventures. Thus, each Seller agrees not to contest the general validity or enforceability of this Section 5.11 before any court, arbitration panel or other governmental body.

(e) Each Seller acknowledges and agrees that its breach of any of the covenants in this Section 5.11 during the Restricted Period shall result in irreparable damage and continuing injury to the Buyer. Therefore, in the event of any breach or threatened breach of such covenants during the Restricted Period, each Seller agrees that the Buyer and its Affiliates shall be entitled to seek an injunction from any court of competent jurisdiction enjoining such Person from committing any violation or threatened violation of those covenants. All remedies available to the Buyer and its Affiliates by reason of a breach by such Seller of the provisions of this Agreement are cumulative, none is exclusive and all remedies may be exercised concurrently or consecutively at the option of the Buyer and its Affiliates. In the event of litigation involving this Section 5.11, the non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such litigation, including any appeal. The existence of any claim or cause of action by either Seller against the Buyer or any of its Affiliates, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by the Buyer of the provisions of this Section 5.11, which Section will be enforceable notwithstanding the existence of any breach by the Buyer.

(f) Each Seller acknowledges and agrees that the provisions of this Section 5.11 shall inure to the benefit of, may be assigned to, and may be enforced by, Buyer’s successors and assigns.

Article 6

CONDITIONS TO CLOSING; TERMINATION

Section 6.1 Conditions to Buyer’s Obligations. The obligations of Buyer to complete the Closing are contingent upon the fulfillment of each of the following conditions on or before the Closing Date, except to the extent that Buyer may, in its absolute discretion, waive in writing any one or more thereof in whole or in part:

(a) Bringdown. The representations and warranties of Sellers set forth in this Agreement shall be true and correct in all material respects on the Closing Date; all terms, covenants and conditions to be complied with and performed by Sellers or the Company under the Agreement on or before the Closing Date shall have been duly complied with and duly performed.

(b) Due Diligence. Buyer shall have performed its due diligence on the assets to be purchased pending the Closing and the results of such due diligence shall be acceptable to Buyer in its sole and absolute discretion.

(c) Closing Documents. Each Seller shall have delivered to Buyer an Assignment and Assumption of Membership Interest and all other instruments of transfer (which shall be in form reasonably satisfactory to Buyer) as are reasonably necessary to convey to Buyer all of the Purchased Interest.

(d) Consents. The consents described in Schedule 2.4 hereto shall have been obtained in form reasonably satisfactory to Buyer.

(e) No Adverse Proceedings. No action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced, no investigation by any governmental or regulatory authority shall have been commenced, and no action, suit or proceeding by any governmental or regulatory authority shall have been threatened, against any of the parties to this Agreement, or any of the principals, officers, directors, managers or members of any of them, seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

(f) [Intentionally Omitted].

(g) Closing on Paradise Health Foods Purchase Agreement. The Closing and the Closing Date must be scheduled and the actual date of Closing must occur concurrently on the same Business Day as the closing and the closing date for Buyer’s consummation of the Vitamin Store Purchase Agreement and, for the avoidance of doubt, all documents required to be delivered in connection with the closing under the Paradise Health Foods Purchase Agreement shall have been delivered.

Section 6.2 Conditions to Sellers’ Obligations. The obligations of Seller to complete the Closing are contingent upon the fulfillment of each of the following conditions on or before the Closing Date, except to the extent that Seller may, in its absolute discretion, waive in writing any one or more thereof in whole or in part:

(a) Bringdown. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects on the Closing Date; all terms, covenants and conditions to be complied with and performed by Buyer under the Agreement on or before the Closing Date shall have been duly complied with and duly performed.

(b) Payment of Purchase Price. Buyer shall have paid the Purchase Price in the manner provided in Section 1.4 hereof.

(c) Closing Documents. Buyer shall have delivered counterpart copies of the applicable closing documents identified in Section 6.1(c).

(d) No Adverse Proceedings. No action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced, no investigation by any governmental or regulatory authority shall have been commenced, and no action, suit or proceeding by any governmental or regulatory authority shall have been threatened, against any of the parties to this Agreement, or any of the principals, officers, directors, managers or members of any of them, or the Purchased Interest, seeking to restrain, prevent or change the transactions contemplated hereunder or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

(e) Corporate Approvals. Buyer shall have delivered to Seller copies of resolutions of the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, which shall be duly certified by the corporate secretary of Buyer. Buyer shall also have delivered to Seller a certificate of good standing for Buyer.

(f) Closing on Vitamin Store Purchase Agreement. The Closing and the Closing Date must be scheduled and the actual date of Closing must occur concurrently on the same Business Day as the closing and the closing date for Buyer’s consummation of the Vitamin Store Purchase Agreement and, for the avoidance of doubt, all documents required to be delivered in connection with the closing under the Vitamin Store Purchase Agreement shall have been delivered.

Section 6.3 Termination. This Agreement may, by written notice given to Seller or Buyer, as applicable, prior to the Closing, be terminated:

(a) by (i) Buyer if any representation or warranty made by Seller is inaccurate in any material respect or Seller or the Company has breached any covenant or agreement in this Agreement in any material respect or (ii) Seller, if any representation or warranty made by Buyer is inaccurate in any material respect or Buyer has breached any covenant or agreement in this Agreement in any material respect;

(b) by (i) Buyer, if any condition in Section 6.1 has not been satisfied or waived in writing by Buyer or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Buyer to comply with its obligations under this Agreement) or (ii) Seller, if any condition in Section 6.2 has not been satisfied or waived in writing by Seller or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Seller or any Shareholder to comply with such party’s obligations under this Agreement);

(c) by Buyer or Seller, (i) if the Paradise Health Purchase Agreement has not closed on or before November 30, 2018 or (ii) upon the termination of the Paradise Health Purchase Agreement in accordance with its terms; or

(d) by mutual consent of Buyer and Seller.

Article 7

INDEMNIFICATION AND ENFORCEMENT

Section 7.1 Indemnification by Sellers. From and after the Closing Date, each Seller, on a joint and several basis, covenants and agrees to and shall defend and indemnify Buyer and its officers, directors, shareholders, agents and affiliates and shall hold them harmless against and with respect to any Loss incurred in connection with, arising out of, resulting from, based on, or relating or incident to any of the following:

(a) Pre-Closing Liabilities. Any Loss that arises out of, results from, is based on, or relates or is incident to an event, action or omission of the Company that occurred prior to the Closing Date.

(b) Misrepresentation or Breach of Warranty. Any inaccuracy in or breach of any of Sellers’ representations or warranties set forth in this Agreement or in any of the documents and instruments executed in connection herewith, irrespective of any investigation or lack thereof on the part of Buyer.

(c) Breach of Covenant or Agreement. Any breach or nonfulfillment by Sellers of any of their covenants, agreements or other obligations set forth in this Agreement or any of the documents and instruments executed in connection herewith.

Section 7.2 Indemnification by Buyer. From and after the Closing Date, Buyer covenants and agrees to and shall defend and indemnify Sellers and their respective affiliates and shall hold them harmless against and with respect to any Loss incurred in connection with, arising out of, resulting from, based on, or relating to or incident to any of the following:

(a) Misrepresentation or Breach of Warranty. Any inaccuracy in or breach of any of Buyer’s representations or warranties set forth in this Agreement or in any of the documents and instruments executed in connection herewith, irrespective of any investigation or lack thereof on the part of Sellers.

(b) Breach of Covenant or Agreement. Any breach or nonfulfillment by Buyer of any of its covenants, agreements or other obligations set forth in this Agreement or in any of the documents and instruments executed in connection herewith.

Section 7.3 Indemnity Claims.

(a) Notice of Claim. If any matter shall arise which constitutes or may give rise to a Loss subject to indemnification by either party as provided in this Agreement (an “Indemnity Claim”), the party seeking to be indemnified shall give prompt written notice (a “Notice of Claim”) of such Indemnity Claim to the indemnifying party, setting forth the relevant facts and circumstances of such Indemnity Claim in reasonable detail and the amount of indemnity sought from the indemnifying party with respect thereto, and shall give the indemnifying party continuing notice promptly thereafter as to developments coming to the indemnified party’s attention materially affecting any matter relating to such Indemnity Claim.

(b) Third Party Claims. If any Indemnity Claim is based upon any claim, demand, suit or action of any third party against the party seeking to be indemnified or the Purchased Interest (a “Third Party Claim”), then the party seeking to be indemnified, at the time it gives the other party the Notice of Claim with respect to such Third Party Claim, shall:

(i) Offer to the indemnifying party the option to have the indemnifying party assume the defense of such Third Party Claim, which option shall be exercised by the indemnifying party (if the indemnifying party elects to exercise) by written notice to the party seeking to be indemnified within fifteen (15) days after the indemnifying party receives written notice of the Third Party Claim. If the indemnifying party exercises such option, then the indemnifying party shall, at its own expense, assume the defense of such Third Party Claim, shall upon the final determination thereof fully discharge at its own expense all liability of the party seeking to be indemnified with respect to such Third Party Claim, and shall be entitled, in its sole discretion and at its sole expense but without any liability of the indemnified party therefore, to compromise or settle such Third Party Claim upon terms acceptable to the indemnifying party. From the time the indemnifying party so assumes such defense and while such defense is pursued diligently and in good faith, the indemnifying party shall have no further liability for attorneys’ fees or other costs of defense thereafter incurred by the indemnified party in connection with such Third Party Claim; or

(ii) In the event the indemnifying party does not undertake the defense of such Third Party Claim, the party seeking to be indemnified shall conduct such defense as would a reasonable and prudent person to whom no indemnity were available, shall permit the indemnifying party (at the indemnifying party’s sole expense) to participate in (but not control) such defense, and shall not settle or compromise such Third Party Claim without the indemnifying party’s consent, such consent not to be unreasonably withheld or delayed.

(iii) The provisions of this Section 7.3 of this Agreement shall not be enforced or construed so as to invalidate or impair the protection afforded by any insurance policy maintained by either Buyer or Seller.

(c) Materiality. For purposes of this Article VII, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 7.4 Security for Indemnification Obligation.

(a) As security for Sellers’ indemnification obligations under this Article 7, Buyer shall hereby set aside and hold, and the Sellers hereby grant to Buyer a security interest in the Held Back Amount. Buyer may set off against and recoup from the Held Back Amount the indemnifiable damages for which the Sellers may be responsible pursuant to this Agreement.

(b) Provided that there are not any then outstanding, unresolved written indemnification claims from Buyer, Buyer shall release to Seller Representative 25% of the Held Back Amount on the 30th, 60th, 90th, and 120th day anniversary of the Closing Date.

Section 7.5 Survival. The representations and warranties and covenants of Sellers and Buyer made in this Agreement and in all the documents and instruments executed in connection herewith shall survive the Closing. Any claim for indemnification hereunder (including any claim for indemnification under Article IV) may be made at any time until the later of the second (2nd) anniversary of the Closing Date or the date 90 days after the expiration of the applicable statute or period of limitations.

Section 7.6 Continued Liability for Indemnity Claims. The liability of any party hereunder with respect to Indemnity Claims shall continue for the Restricted Period and, with respect to any such Indemnity Claims duly and timely made, thereafter until the indemnifying party’s liability therefore is finally determined and satisfied.

Section 7.7 Default by Buyer. If Buyer shall be deemed to be in material default hereunder prior to Closing, Sellers shall have the right to terminate this Agreement, and Buyer shall pay Sellers for Sellers’ damages incurred as a result of Buyer’s default; provided, that Sellers shall not be entitled to make any claim for incidental, consequential, punitive or other indirect damages and Sellers waive any and all right to make a claim or recover for such damages. Buyer shall be deemed to be in material default hereunder if Buyer shall fail to meet, comply with or perform any material covenant, agreement or obligation on its part required within the time limits and in the manner set forth in this Agreement, if any representation or warranty made by Buyer herein shall be untrue or incorrect in a material respect, as of the effective date of such representation or warranty or if any condition to Closing set forth in Section 6.2(a), (b), (c), (e), or (f) is not satisfied.

Section 7.8 Default by Sellers. If Sellers shall be deemed to be in material default hereunder prior to Closing, Buyer shall have the right to either (i) terminate this Agreement, and Sellers shall pay Buyer for Buyer’s damages incurred as a result of Sellers’ default, or (ii) seek and have specific performance of this Agreement. Sellers shall be deemed to be in material default hereunder if Sellers shall fail, to meet, comply with or perform any material covenant, agreement or obligation on its part required within the time limits and in the manner set forth in this Agreement, or if any representation or warranty made by Sellers herein shall be untrue or incorrect in a material respect, as of the effective date of such representation or warranty or if any condition to Closing set forth in Sections 6.1(a), (c), (e), (f) or (g) is not satisfied.

Section 7.9 Attorneys’ Fees. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged breach or default relating to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in such action or proceeding, in addition to any other relief to which it may be entitled, the amount to be set by a court and not a jury.

Article 8

MISCELLANEOUS

Section 8.1 Merger Clause. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 8.2 Amendments. No change, amendment, qualification or cancellation hereof shall be effective unless in writing and executed by the parties hereto by their duly authorized officers, members or managers.

Section 8.3 Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto. Sellers may not assign their rights or delegate their duties hereunder without the prior written consent of Buyer. Buyer may not assign its rights or delegate its duties hereunder without the prior written consent of Sellers, except that Buyer may assign its rights and delegate its duties hereunder to an affiliate of Buyer or to a purchaser of all or substantially all of the Purchased Interest without Sellers’ prior written consent, provided that Buyer provides prior written notice thereof to Sellers.

Section 8.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.4):

As to Sellers:	Tyler Sokoloff
4785 N. US Hwy 1
Melbourne FL. 32935
tylerwm4270@gmail.com
(321) 544-9999
with a copy to:	Widerman Malek PL
1990 W. New Haven Avenue, Suite 201
Melbourne, FL 32904
Attn.: Ralph Dyer, Esq.
Facsimile: (321) 255-2351
As to Buyer:	3800 N 28th Way, #1
Hollywood, FL 33020
Attn.: Christopher Santi
Facsimile: (305) 600-5004
with a copy to:	Cozen O’Connor
200 S. Biscayne Boulevard, 30th Floor
Miami, FL 33131
Attn.: Martin T. Schrier
Facsimile: (786) 220-0209

Any party may change the address(es) to which notices to it are to be sent by giving notice of such change to the other parties in accordance with this Section.

Section 8.5 Headings. The headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

Section 8.6 Governing Law. This Agreement shall be construed under and in accordance with the internal laws of the State of Florida and applicable federal law. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America located in Brevard County, Florida or Broward County, Florida for any actions, suites or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, and agree not to commence any action, suit or proceedings relating thereto except in such courts.

Section 8.7 Schedules and Exhibits. All of the Schedules and Exhibits hereto referred to in this Agreement are hereby incorporated herein by reference and shall be deemed and construed to be a part of this Agreement for all purposes. Although Buyer may have assisted in the preparation of draft Schedules to this Agreement, Seller has carefully reviewed, revised, and approved all such Schedules, and Seller covenants and agrees not to assert (and knowingly waive) any (i) claims challenging the completeness or accuracy of such Schedules or (ii) defenses to the enforcement of claims brought by Buyer challenging the completeness or accuracy of such Schedules.

Section 8.8 Severability. The invalidity or unenforceability of any one or more phrases, sentences, clauses or provisions of this Agreement shall not affect the validity or enforceability of the remaining portions of this Agreement or any part thereof.

Section 8.9 Time of Essence. Time is of the essence of this Agreement.

Section 8.10 Survival. The representations, warranties and covenants of the parties shall survive the Closing.

Section 8.11 Waivers by Sellers. Sellers waive and agree not to assert: (a) any right to require Buyer to pursue any remedy available to Buyer, or to pursue any remedy in any particular order or manner; (b) the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof; (c) the benefits of any legal or equitable doctrine or principle of marshaling; and (d) any right of offset, set off or similar defense however arising, including without limitation, under this Agreement, or any document related to this transaction.

Section 8.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.13 Best Knowledge. As used herein, the term “best knowledge” or “knowledge” means (a) actual knowledge or (b) the knowledge that would be expected of a reasonable person after reasonable investigation of the matter at issue. The Company will be deemed to have knowledge of a matter if either Seller has knowledge of such matter.

Section 8.14 Interpretation. The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Schedule or Exhibit refers to the corresponding Schedule or Exhibit attached to this Agreement and all such Schedules and Exhibits are incorporated herein by reference. The word “including” in this Agreement means “including without limitation.” This Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise, any reference to any law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date. All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP as in effect on the date hereof (unless another effective date is specified herein). The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be business days. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

(Signature Page on Next Page)

IN WITNESS WHEREOF, the parties have each caused this Agreement to be executed under seal as of the day and year first above written.

BUYER:

HEALTHY U WHOLESALE, INC.,
a Florida corporation

By: _____________________________
Name:
Title:

SELLERS:

Tyler J. Sokoloff, individually

Samuel H. Kikla, individually

LIST OF EXHIBITS

Annex I   Defined Terms

Exhibit A Form of Paradise Health Foods Purchase Agreement

LIST OF SCHEDULES

Schedule 2.4	Required Consents
Schedule 2.5	Financial Statements
Schedule 2.6	Absence of Changes
Schedule 2.9	Personal Property
Schedule 2.10	Litigation Matters
Schedule 2.11(b)	Permits
Schedule 2.13	Employee Benefit Plans
Schedule 2.14(a)	List of Employees
Schedule 2.15	List of Insurance Policies
Schedule 2.20	Intellectual Property

ANNEX I

DEFINED TERMS

The following terms have the meanings specified or referred to in this Annex I:

“Acquisition Proposal” has the meaning set forth in Section 5.8.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Balance Sheet” has the meaning set forth in Section 2.5.

“Balance Sheet Date” has the meaning set forth in Section 2.5.

“Benefit Plans” has the meaning set forth in Section 2.13.

“Best of Knowledge” or “Knowledge” has the meaning set forth in Section 8.13.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company IP” has the meaning set forth in Section 2.20.

“Confidential Information” has the meaning set forth in Section 5.5(b).

“Contract” means any written agreement, arrangement, authorization, commitment, contract, indenture, instrument, permit, obligation, plan, understanding or undertaking of any kind or character, or other document to which a Person is a party, (a) that is binding upon such Person, (b) that directly benefits such Person, or (c) to which the business or any of the assets or properties of such Person are subject.

Annex - 1

“Environmental Law” has the meaning set forth in Section 2.17(a).

“Excluded Obligations and Liabilities” has the meaning set forth in Section 1.6(c).

“Financial Statements” has the meaning set forth in Section 2.5.

“Gift Card Program” has the meaning set forth in Section 2.10.

“Governmental Entity” means any federal, state, local, municipal or foreign (a) government, or (b) governmental body, entity, instrumentality or subdivision thereof exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority, including any court, tribunal, arbitral body, commission, administrative agency or quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

“Held Back Amount” has the meaning set forth in Section 1.4(a).

“Indemnity Claim” has the meaning set forth in Section 7.3(a).

“Intellectual Property” has the meaning set forth in Section 2.20.

“Interim Period” has the meaning set forth in Section 2.18(a).

“Inventory Team” has the meaning set forth in Section 1.3(b).

“Inventory Time” has the meaning set forth in Section 1.3(b)(i).

“Law” has the meaning set forth in Section 2.11(a).

“Lien” means any mortgage, lien, pledge, claim, hypothecation, guaranty, charge, security interest, equitable interest, easement, covenant, restriction, condition, encumbrance, title retention agreement, option, right of purchase, rights of first refusal, preemptive right, voting trust, imposition, option, equity or other adverse claim, easement or conditional sale or other title retention Contract or any other similar restriction on ownership.

“Material Suppliers” has the meaning set forth in Section 2.19.

“Notice of Claim” has the meaning set forth in Section 7.3(a).

“Paradise Health Foods Purchase Agreement” means the Asset Purchase Agreement attached hereto as Exhibit A.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, Governmental Entity or any other entity of any kind or nature whatsoever.

“POS” has the meaning set forth in Section 5.10.

“Purchase Price” has the meaning set forth in Section 1.3(a).

“Seller(s)” has the meaning set forth in the preamble to this Agreement.

“Store” has the meaning set forth in the Background to this Agreement.

“Tax” or “Taxes” means, with respect to any Person, (a) all taxes (including any tax on or based upon net income, or gross income, or income as specially defined, or earnings, or profits, or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, escheat, license, withholding, payroll, employment, excise, severance, occupation, premium, property or windfall profits taxes, real property tax, alternative or add-on minimum taxes or other taxes, customs duties, fees (including accounting, financial advisor and legal fees directly associated therewith), assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, imposed by any Governmental Entity and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of (i) being a “transferee” (within the meaning of Section 6901 of the Code or any other applicable Law) of another Person or a member of an affiliated or combined group, (ii) being a member of an affiliated, consolidated, unitary or combined group, or (iii) a contractual obligation or otherwise.

Annex - 2

“Tax Return” means any report, return, declaration, statement or other information, in whatever form or medium, required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction with respect to any Tax.

“Third Party Claim” has the meaning set forth in Section 7.3(b).

“Transaction Documents” has the meaning set forth in Section 2.2.

“Treasury Regulations” means the regulations promulgated under the Code, as the same may be amended from time to time.

“Year End Financial Statements” has the meaning set forth in Section 2.5.

Annex - 3

MEMBERSHIP INTEREST PURCHASE AGREEMENT

Among

Tyler J. Sokoloff

and

Samuel H. Kikla

(each a “Seller”),

and

Healthy U Wholesale, Inc.

(“Buyer”)

Dated December 14, 2018

i

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